FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of June 8, 2007

SIGNET GROUP plc

(Translation of registrant’s name into English)

15 Golden Square

London W1F 9JG

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒                                             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    June 8, 2007

Signet Group plc (LSE: SIG and NYSE: SIG)

8 June 2007

SIGNET REPORTS FIRST QUARTER RESULTS

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its first quarter results for the 13 weeks from 4 February to 5 May 2007. These results are presented in US dollars following the change in the functional currency of the Company and the move to reporting in US dollars which took effect from 5 February 2007.

Group

Total sales rose by 8.1% at constant exchange rates (see note 10); the reported increase was 10.9% to $814.4 million (13 weeks to 29 April 2006: $734.3 million). Like for like sales increased by 3.1%. Group profit before tax was $50.8 million (13 weeks to 29 April 2006: $53.7 million) and operating profit was $54.0 million (13 weeks to 29 April 2006: $56.3 million). Operating margin was 6.6% (13 weeks to 29 April 2006: 7.7%). At constant exchange rates operating profit decreased by 2.9% and profit before tax by 4.3% (see note 10). The average US dollar rate was £1/$1.96 (13 weeks to 29 April 2006: £1/$1.75).

The tax rate was 36.0% (13 weeks to 29 April 2006: 35.9%). Earnings per share were 1.9 cents (13 weeks to 29 April 2006: 2.0 cents), equivalent to 19.1 cents per American Depositary Share (13 weeks to 29 April 2006: 19.8 cents).

United States (circa 75% of Group annual sales)

Total sales increased by 10.1% to $632.3 million (Q1 2006/07: $574.5 million). Like for like sales rose by 3.2%. The rate of growth has slowed from that of the prior year due to a more challenging retail environment. On an underlying basis the increase in like for like sales was estimated to have been 1.9% after taking into account the adverse weather disruption over Valentine’s Day and the benefit of a shift in the timing of a promotional event at the beginning of the quarter.

Operating profit was $59.9 million (13 weeks to 29 April 2006: $62.7 million). The results were adversely impacted by net expense timing differences in respect of marketing events, which are estimated to have reduced operating profit by about $5 million. As anticipated, gross margin was lower due to commodity cost increases and changes in sales mix. The mix changes reflected factors, including the growth of Jared, which again enhanced like for like sales performance. The operating margin was 9.5% (Q1 2006/07: 10.9%). The bad debt ratio was comfortably within the tight range of the last ten years.

United Kingdom (circa 25% of Group annual sales)

Total sales were up by 1.7% at constant exchange rates (see note 10); the reported increase was 14.0% to $182.1 million (13 weeks to 29 April 2006: $159.8 million). Like for like sales rose by 2.6%, with H.Samuel up by 1.9% and Ernest Jones by 3.5%. The normal seasonality in trading was reflected in an operating loss of $1.9 million (13 weeks to 29 April 2006: loss $2.8 million). As expected, gross margin was little changed.

Group Costs, Financing Costs and Net Debt

Group costs were $4.0 million (13 weeks to 29 April 2006: $3.6 million). Primarily as a result of the $100 million share buy back programme, which was substantially completed during the period, financing costs rose to $3.2 million (13 weeks to 29 April 2006: $2.6 million) and net debt, at 5 May 2007, to $286.2 million (29 April 2006: $169.5 million).

Comment

Terry Burman, Group Chief Executive, commented: “In the first quarter the US trading environment weakened and the UK marketplace was a little stronger. Against this background, profit before tax of $50.8 million demonstrates the underlying strength of the Group.

The US division experienced weak sales over the Mother’s Day period at the start of the second quarter. Trading since then has seen like for like sales return to the underlying rate of growth achieved in the first quarter. The sales performance of the UK business has seen a further small improvement to that of the first 13 weeks.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
	Tom Buchanan, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,910 speciality retail jewellery stores at 5 May 2007; these included 1,332 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 578 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

A conference call for all interested parties will take place today at 2.00 p.m. BST.

European dial-in:	+44 (0) 20 7138 0817
European replay until 12 June:	+44 (0) 20 7806 1970	Access code: 2437948#

US dial-in:	+1 718 354 1171
US replay until 12 June:	+1 718 354 1112	Access code: 2437948#

The Annual General Meeting will take place at 11.00 a.m. today. The second quarter sales performance for the 13 weeks ending 4 August 2007 is expected to be announced on Thursday 9 August 2007.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2006/07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The Company’s Annual Report & Accounts, including complete audited financial statements, is available for download from www.signetgroupplc.com. Shareholders also have the ability to order a hard copy, free of charge, from the website.

SIGNET GROUP plc

Condensed consolidated income statement (unaudited)

for the 13 weeks ended 5 May 2007

			13 weeks ended 5 May 2007		13 weeks ended 29 April 2006		53 weeks ended 3 February 2007
		Notes	$m		$m		$m
	Sales	2,10	814.4		734.3		3,559.2
	Cost of sales		(752.4)		(667.3)		(3,092.4)

	Gross profit		62.0		67.0		466.8

	Administrative expenses		(35.3)		(33.8)		(142.1)
	Other operating income		27.3		23.1		91.5

	Operating profit	2,10	54.0		56.3		416.2

	Finance income	3	3.4		2.1		18.8
	Finance expense	3	(6.6)		(4.7)		(34.2)

	Profit before tax	10	50.8		53.7		400.8

	Taxation	4	(18.3)		(19.3)		(134.8)

	Profit for the financial period		32.5		34.4		266.0

Earnings per share	– basic	6	1.9	c	2.0	c	15.4	c
	– diluted		1.9	c	2.0	c	15.3	c

Earnings per ADS	– basic	6	19.1	c	19.8	c	154.0	c
	– diluted		19.0	c	19.8	c	153.4	c

All of the above relate to continuing activities.

Condensed consolidated balance sheet (unaudited)

at 5 May 2007

		5 May 2007	29 April 2006	3 February 2007
	Notes	$m	$m	$m
Assets
Non-current assets
Intangible assets		49.3	41.3	46.3
Property, plant and equipment		486.1	456.6	484.8
Other receivables		33.8	28.4	29.2
Retirement benefit asset		5.1	—	3.7
Deferred tax assets		29.0	31.1	29.0

		603.3	557.4	593.0

Current assets
Inventories		1,402.8	1,240.3	1,350.6
Trade and other receivables		793.0	692.7	869.1
Cash and cash equivalents		105.0	140.3	152.3

		2,300.8	2,073.3	2,372.0

Total assets		2,904.1	2,630.7	2,965.0

Liabilities
Current liabilities
Borrowings due in less than one year		(11.2)	(309.8)	(5.5)
Trade and other payables		(329.2)	(327.4)	(392.4)
Deferred income		(112.7)	(101.2)	(122.7)
Current tax		(86.4)	(57.1)	(101.7)

		(539.5)	(795.5)	(622.3)

Non-current liabilities
Borrowings due in more than one year		(380.0)	—	(380.0)
Trade and other payables		(77.5)	(67.0)	(74.7)
Deferred income		(135.8)	(120.1)	(132.0)
Provisions		(10.0)	(10.7)	(10.0)
Retirement benefit obligation		—	(28.2)	—

		(603.3)	(226.0)	(596.7)

Total liabilities		(1,142.8)	(1,021.5)	(1,219.0)

Net assets		1,761.3	1,609.2	1,746.0

Equity
Capital and reserves attributable to equity shareholders
Called up share capital	8	15.4	14.3	14.0
Share premium	9	135.5	126.9	134.7
Other reserves	9	235.2	234.8	235.1
Retained earnings	9	1,375.2	1,233.2	1,362.2

Total equity		1,761.3	1,609.2	1,746.0

Condensed consolidated cash flow statement (unaudited)

for the 13 weeks ended 5 May 2007

	13 weeks ended 5 May 2007	13 weeks ended 29 April 2006	53 weeks ended 3 February 2007
	$m	$m	$m
Cash flows from operating activities:
Profit before tax	50.8	53.7	400.8
Adjustments for:
Financing income	(3.4)	(2.1)	(18.8)
Finance expense	6.6	4.7	34.2
Depreciation of property, plant and equipment	24.0	21.7	92.1
Amortisation of intangible assets	1.2	0.5	2.4
Other non-cash movements	0.6	1.4	4.5
Loss on disposal of property, plant and equipment	—	—	0.8

Operating cash flows before movement in working capital	79.8	79.9	516.0
Increase in inventories	(49.0)	(28.7)	(118.1)
Decrease/(increase) in trade and other receivables	73.0	64.8	(101.5)
(Decrease)/increase in payables and deferred income	(68.1)	(35.4)	46.1

Cash generated from operations	35.7	80.6	342.5
Interest paid	(0.5)	(4.7)	(31.4)
Taxation paid	(39.5)	(50.4)	(130.1)

Net cash from operating activities	(4.3)	25.5	181.0

Investing activities:
Interest received	3.4	1.8	16.9
Proceeds from sale of property, plant and equipment	—	—	4.5
Purchase of property, plant and equipment	(24.1)	(24.9)	(116.9)
Purchase of intangible assets	(4.2)	(1.2)	(7.5)

Cash flows from investing activities	(24.9)	(24.3)	(103.0)

Financing activities:
Dividends paid	—	—	(108.7)
Proceeds from issue of shares	3.2	2.1	7.7
Purchase of own shares	(29.0)	—	(63.4)
Increase/(decrease) in borrowings due in less than one year	6.5	40.6	(244.0)
Increase in borrowings due in more than one year	—	—	380.0

Cash flows from financing activities	(19.3)	42.7	(28.4)

Reconciliation of movement in cash and cash equivalents:
Cash and cash equivalents at beginning of period	152.3	92.9	92.9
(Decrease)/increase in cash and cash equivalents	(48.5)	43.9	49.6
Exchange adjustments	1.2	3.5	9.8

Closing cash and cash equivalents	105.0	140.3	152.3

Reconciliation of cash flows to movement in net debt:(1)
Net debt at beginning of period	(233.2)	(174.5)	(174.5)
(Decrease)/increase in cash and cash equivalents	(48.5)	43.9	49.6
(Increase)/decrease in borrowings falling due within one year	(6.5)	(40.6)	244.0
Increase in borrowings falling due in more than one year	—	—	(380.0)
Exchange adjustments	2.0	1.7	27.7

Closing net debt	(286.2)	(169.5)	(233.2)

(1)	Net debt represents cash and cash equivalents less borrowings due in less than one year and borrowings due in more than one year.

Condensed consolidated statement of recognised income and expense (unaudited)

for the 13 weeks ended 5 May 2007

	13 weeks ended 5 May 2007	13 weeks ended 29 April 2006	53 weeks ended 3 February 2007
	$m	$m	$m
Exchange differences on translation of foreign operations	5.3	15.0	57.3
Effective portion of changes in value of cash flow hedges	3.3	1.7	1.7
Actuarial gain on retirement benefit scheme	—	—	30.5
Deferred tax on items recognised in equity	(0.5)	—	(10.3)

Net income recognised directly in equity	8.1	16.7	79.2

Transfer to initial carrying value of inventory from cash flow hedges	(1.6)	(1.5)	1.5
Profit for the financial period	32.5	34.4	266.0

Total recognised income and expense attributable to shareholders	39.0	49.6	346.7

Notes to the condensed consolidated financial statements (unaudited)

for the 13 weeks ended 5 May 2007

1.	Basis of preparation

These results are presented in US dollars following the change in the functional currency of the Company and the move to reporting in US dollars with effect from 5 February 2007. These interim financial statements have been prepared in accordance with the requirements of IAS 34 ‘Interim Reporting’. Details of the accounting policies applied are set out in the Group’s Annual Report and Accounts for the 53 weeks ended 3 February 2007.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 53 weeks ended 3 February 2007 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors and will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 5 May 2007	13 weeks ended 29 April 2006	53 weeks ended 3 February 2007
	$m	$m	$m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	182.1	159.8	907.1
US	632.3	574.5	2,652.1

	814.4	734.3	3,559.2

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	(1.9)	(2.8)	103.4
– Group function	(4.0)	(3.6)	(13.9)

	(5.9)	(6.4)	89.5
US	59.9	62.7	326.7

	54.0	56.3	416.2

The Group’s results derive from one business segment – the retailing of jewellery, watches and associated services.

3.	Net financing costs

		13 weeks ended 5 May 2007	13 weeks ended 29 April 2006	53 weeks ended 3 February 2007
		$m	$m	$m
Interest receivable		2.4	1.7	16.6
Defined benefit pension scheme	– expected return on scheme assets	4.2	3.3	14.8
	– interest on pension liabilities	(3.2)	(2.9)	(12.6)

Finance income		3.4	2.1	18.8
Finance expense		(6.6)	(4.7)	(34.2)

		(3.2)	(2.6)	(15.4)

4.	Taxation

The net taxation charge in the income statement for the 13 weeks to 5 May 2007 has been based on the anticipated effective taxation rate for the 52 weeks ending 2 February 2008.

Notes to the condensed consolidated financial statements (unaudited)

for the 13 weeks ended 5 May 2007

5.	Translation differences

The exchange rates used for the translation of UK pound sterling transactions and balances in these interim statements are as follows:

	5 May 2007	29 April 2006	3 February 2007
Income statement (average rate)	1.96	1.75	1.88
Balance sheet (closing rate)	1.99	1.82	1.97

The effect of restating the balance sheet at 29 April 2006 to the exchange rates ruling at 5 May 2007 would be to decrease net debt by $2.3 million to $167.2 million. Restating the income statement would decrease the pre-tax profit for the 13 weeks ended 29 April 2006 by $(0.6) million to $53.1 million.

6.	Earnings per share

		13 weeks ended 5 May 2007		13 weeks ended 29 April 2006		53 weeks ended 3 February 2007
		$m		$m		$m
Profit attributable to shareholders		32.5		34.4		266.0

Weighted average number of shares in issue (million)		1,703.5		1,739.3		1,727.6
Dilutive effect of share options (million)		10.1		3.1		6.8

Diluted weighted average number of shares (million)		1,713.6		1,742.4		1,734.4

Earnings per share	– basic	1.9	c	2.0	c	15.4	c
	– diluted	1.9	c	2.0	c	15.3	c

Earnings per ADS	– basic	19.1	c	19.8	c	154.0	c
	– diluted	19.0	c	19.8	c	153.4	c

7.	Seasonality

The Group’s business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit.

Notes to the condensed consolidated financial statements (unaudited)

for the 13 weeks ended 5 May 2007

8.	Share capital

	13 weeks ended 5 May 2007	13 weeks ended 29 April 2006	53 weeks ended 3 February 2007
	$m	$m	$m
Authorised:
5,929,874,019 ordinary shares of 0.5p	—	48.6	48.6
5,929,874,019 ordinary shares of 0.9c	53.4	—	—
50,000 deferred shares of £1	0.1	—	—

	Number of shares		$m
Alloted, called up and fully paid:
Ordinary shares of 0.5p each:
At 3 February 2007	1,713,553,809		14.0
Change in functional currency	—		1.4
Capital reduction on 5 February 2007	(1,713,553,809)		(15.4)

	nil		nil

Ordinary shares of 0.9c each:
Issued on 5 February 2007	1,713,553,809		15.4
Share buyback	(12,205,000)		(0.1)
Share options exercised	3,875,763		—

At 5 May 2007 total allotted, called up and fully paid	1,705,224,572		15.3
Deferred shares of £1 each on issue and at 5 May 2007	50,000		0.1

Total share capital	1,705,274,572		15.4

On 5 February 2007, the Company redenominated its share capital into US Dollars by way of a reduction in capital and subsequent issue and allotment of new dollar ordinary shares, which had been approved by shareholders on 12 December 2006 and received Court approval on 31 January 2007.

The nominal value of each dollar denominated ordinary share is 0.9 cent, and shareholders received one new dollar denominated ordinary share for each sterling ordinary share held. The new shares have the same rights and restrictions as the previously issued ordinary shares and the existing share certificates remain valid.

Additionally, to comply with UK listing requirements, £50,000 of share capital is required to be denominated in pounds sterling to which end 50,000 deferred shares of £1 each were allotted and issued and credited to the Company Secretary of the Company on 5 February 2007. These shares have limited and deferred rights.

Notes to the condensed consolidated financial statements (unaudited)

for the 13 weeks ended 5 May 2007

9.	Share premium and reserves

13 weeks ended 5 May 2007	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained earnings	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0
Change in functional currency	(1.4)	—	—	—	—	—	—	(1.4)

	133.3	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,730.6
Recognised income and expense:
– profit for the financial period	—	—	—	—	—	—	32.5	32.5
– cashflow hedges (net)	—	—	—	—	1.2	—	—	1.2
– translation differences	—	—	—	—	—	5.3	—	5.3
Equity-settled transactions	—	—	—	—	—	—	2.0	2.0
Share options exercised	2.2	—	—	1.0	—	—	—	3.2
Purchase of own shares	—	0.1	—	—	—	—	(29.0)	(28.9)

Balance at 5 May 2007	135.5	0.4	234.8	(12.3)	6.3	15.4	1,365.8	1,745.9

13 weeks ended 29 April 2006	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained earnings	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 28 January 2006	124.8	—	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
– profit for the financial period	—	—	—	—	—	—	34.4	34.4
– cashflow hedges (net)	—	—	—	—	0.2	—	—	0.2
– translation differences	—	—	—	—	—	15.0	—	15.0
Equity-settled transactions	—	—	—	—	—	—	1.9	1.9
Share options exercised	2.1	—	—	—	—	—	—	2.1

Balance at 29 April 2006	126.9	—	234.8	(15.4)	3.0	(32.2)	1,277.8	1,594.9

53 weeks ended 3 February 2007	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained earnings	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 28 January 2006	124.8	—	234.8	(15.4)	2.8	(47.2)	1,241.5	1,541.3
Recognised income and expense:
– profit for the financial period	—	—	—	—	—	—	266.0	266.0
– cashflow hedges (net)	—	—	—	—	2.3	—	—	2.3
– translation differences	—	—	—	—	—	57.3	—	57.3
– actuarial gain	—	—	—	—	—	—	21.1	21.1
Dividends	—	—	—	—	—	—	(108.7)	(108.7)
Equity-settled transactions	—	—	—	—	—	—	8.1	8.1
Share options exercised	8.6	—	—	2.1	—	—	(3.0)	7.7
Purchase of own shares	—	0.3	—	—	—	—	(63.4)	(63.1)
Shares issued to ESOTs	1.3	—	—	—	—	—	(1.3)	—

Balance at 3 February 2007	134.7	0.3	234.8	(13.3)	5.1	10.1	1,360.3	1,732.0

Notes to the condensed consolidated financial statements (unaudited)

for the 13 weeks ended 5 May 2007

10.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

13 weeks ended 5 May 2007	13 weeks ended 5 May 2007	13 weeks ended 29 April 2006	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	182.1	159.8	14.0	19.2	179.0	1.7
US	632.3	574.5	10.1	—	574.5	10.1

	814.4	734.3	10.9	19.2	753.5	8.1

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	(1.9)	(2.8)	32.1	(0.3)	(3.1)	38.7
– Group function	(4.0)	(3.6)	(11.1)	(0.4)	(4.0)	—

	(5.9)	(6.4)	7.8	(0.7)	(7.1)	16.9
US	59.9	62.7	(4.5)	—	62.7	(4.5)

	54.0	56.3	(4.1)	(0.7)	55.6	(2.9)

Profit before tax	50.8	53.7	(5.4)	(0.6)	53.1	(4.3)

At 5 May 2007	5 May 2007	29 April 2006	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	$m	$m	$m	$m
Net debt	(286.2)	(169.5)	2.3	(167.2)